SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No._____2______)*


                          Chindex International, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                        Common Stock, $.01 par value
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                169467107
              -----------------------------------------------------
                                 (CUSIP Number)

                              December 31, 2004
                -------------------------------------------------
                              (Date of Event)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[XX] Rule 13d-1(c)

[  ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of  6  pages

CUSIP No. 169467107                13G                    Page 2 of 4 Pages



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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Rosalind Davidowitz


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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


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   3   SEC USE ONLY




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   4   CITIZENSHIP OR PLACE OF ORGANIZATION


         New York

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   NUMBER OF      5    SOLE VOTING POWER
     SHARES            197,952
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH
  REPORTING       --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             197,952
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        197,952

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       4.3%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*


                      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                        Page 3 of 4 Pages
Item 1.
         (a)   Name of Issuer:
               Chindex International, Inc.

         (b)   Address of Issuer's Principal Executive Offices:
               7201 Wisconsin Avenue
               Bethesda, MD  20814

Item 2.
         (a)   Name of Person Filing:

               Rosalind Davidowitz

         (b)   Address of Principal Business Office or, if None, Residence:

               Mrs. Davidowitz's address is 7 Sutton Place South,
               Lawrence, New York  11558.

         (c)   Citizen:

               Mrs.Davidowitz is a United States citizen.

         (d)   Title of Class of Securities:
               Common Stock, $.01 par value ("shares").

         (e)   CUSIP#:
               169467107


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)   [ ]   Broker or Dealer  registered under Section  15 of  the
                        Act

            (b)   [ ]   Bank as defined in section 3(a)(6) of the Act

            (c)   [ ]   Insurance Company  as defined  in section  3(a)(19) of
                        the Act

            (d)   [ ]   Investment Company registered under  section 8 of  the
                        Investment Company Act of 1940

            (e)   [ ]   An investment adviser in accordance with 240.13d-1
                        (b)(1)(ii)(E)

            (f)   [ ]   An employee benefit Plan or endowment fund in
                        accordance with 240.13d-1(b)(1)(ii)(F)

            (g)   [ ]   A parent holding Company or control person in
                        accordance  with  240.13d-1(b)(1)(ii)(G)

            (h)   [ ]   A savings associations as defined in Section 3(b) of
                        the Federal Deposit Insurance Act

            (i)   [ ]   A church plan that is excluded from definition of an
                        investment company under section 3(c)(14) of the Investment Company Act of 1940.

Item 4.   Ownership:

       (a)(b)  As  of  December 31, 2004,   Mrs.  Davidowitz may be  deemed  to
               beneficially own 197,472 shares or 4.3% of the Issuer's shares issued and outstanding.

          (c) Rosalind Davidowitz has sole voting and dispositive power over shares owned directly by her.

Item 5.   Ownership of Five Percent or Less of a Class:

               Mrs. Davidowitz has ceased to be a beneficial owner in excess of five percent of the securities of the Issuer.


Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

               Not applicable.

                                                        Page 4 of 4 pages


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
          Company:

               Not  applicable



Item 8.    Identification and Classification of Members of the Group:

              Not applicable.


Item 9.     Notice of Dissolution of Group:

              Not applicable.



Item 10. Certification: By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as participant in any transaction having such purpose of effect.


                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the Reporting Persons, each such person or entity certifies that the information set forth in this statement is true, complete and correct.








                                                 /s/ Rosalind Davidowitz
Dated:   February 4, 2005                By:________________________________
         New York, New York                       Rosalind Davidowitz